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                               July 27, 2023

       Lester Wong
       Chief Financial Officer
       Kulicke and Soffa Industries, Inc.
       1005 Virginia Drive
       Fort Washington, PA 19034

                                                        Re: Kulicke and Soffa
Industries, Inc.
                                                            Form 10-K for the
fiscal year ended October 1, 2022
                                                            Form 10-Q for the
quarterly period ended December 31, 2022
                                                            Response dated July
12, 2023
                                                            File No. 000-00121

       Dear Lester Wong:

              We have reviewed your July 12, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 12, 2023 letter.

       Form 10-K for the Fiscal Year Ended October 1, 2022

       Notes to Consolidated Financial Statements
       Note 16. Segment Information, page 68

   1. We have reviewed your response to prior comment 1. Considering the errors noted in your segment
composition and presentation and the resultant recent revisions, please provide us with the
following information to assist in our review:

                                                              Tell us the title
and describe the role of each individual who reports to the chief operating decision
make ("CODM").

                                                              Identify and
describe the role of each of your segment managers.
 Lester Wong
Kulicke and Soffa Industries, Inc.
July 27, 2023
Page 2

                Tell us how often the CODM meets with his direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends the meetings.

                You indicate in your response that "the CODM   s review is
mainly focused on" the
              Quarterly Business Unit Financial Review (   QFR   ) and
Quarterly Business Review
              (   QBR   ). Please clarify for us the intent and purpose of the
Executive Summary
              Review, provided to the CODM on a more regular monthly basis, and specify how the CODM uses such information.

                Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.

                Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-
              actual variances.

                Explain to us in greater detail how you determined the Ball Bonder and Wedge
              Bonder operating segments have similar economic characteristics. In doing so, explain in greater detail the reasons for differences in operating income margins for fiscal years 2020 through 2022 and how such differences do not preclude aggregation.

                We note from your response that you are currently assessing the impact to your internal controls over financial reporting and disclosure controls and procedures.
              Please provide us with any updates on your assessment to date.

      You may contact Beverly Singleton at (202) 551-3328 or Andrew Blume at
(202) 551-
3254 with any other questions.



FirstName LastNameLester Wong                                  Sincerely,
Comapany NameKulicke and Soffa Industries, Inc.
                                                               Division of
Corporation Finance
July 27, 2023 Page 2                                           Office of
Manufacturing
FirstName LastName